Mail Stop 4561

April 3, 2007

James C. Malone
Chief Financial Officer
The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA 92660

>   **Re: The TriZetto Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed February 17, 2006**
>   **Form 10-Q for the Quarter Ended September 30, 2006**
>   **Filed November 6, 2006**
>   **Forms 8-K filed February 9, 2006, April 25, 2006, August 1, 2006 and**
>   **October 24, 2006**
>   **File No. 000-27501**

Dear Mr. Malone:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Kathleen Collins
>   Accounting Branch Chief